FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 118,144,189

Date: December 31, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The period began with the Issuer announcing that it had signed an agreement to help Italian retailer Gruppo Coin sell its merchandize in China by financing social media influencers through which the merchandize would be sold. The agreement was made possible thanks to the Issuer's network of more than 55,000 social media influencers. The growing impact of social media influencers on retail sales in China and the Issuer's Lending Hub financing capabilities have combined to give the Issuer the ability to help retailers from virtually any part of the world sell their wares in China. So the Issuer expects to be able to replicate the agreement with Gruppo Coin with other non-Chinese retailers.

The Issuer spent a considerable amount of time during the period on preparing its systems for future transactions. The Issuer first completed the work started during the previous period to ensure that its Lending Hub and Gold River platforms would be able to support China's new Digital Currency Electronic Payment (DC/EP). Second, the Issuer also ramped up the stress tests and simulations on its platforms and systems to ensure that they would be able to sustain a dramatic increase in the number of clients and transactions that they would have to process, whether simultaneously or over a short period of time. This became increasingly important as the Issuer prepared to go from needing to have the capacity to handled transactions from thousands of clients to handling transactions coming from millions of clients following recent strategic partnerships with national product distributors, and a service provider and data sharing agreement signed during the period with e-commerce marketplace operator Pinduoduo, which has over 5.6M online retail clients. The Issuer expects its potential number of clients to grow well beyond just the number of Pinduoduo clients as discussions with other potential strategic partners with potential to bring significantly more clients to the Lending Hub were ongoing as of the end of the period.

FORM 7 - MONTHLY PROGRESS REPORT

December 2020

The Issuer also announced its intension during the period to acquire banking artificial intelligence software company Zhongke Software Intelligence Ltd. ("Zhongke"). The Issuer deems the acquisition of Zhongke to be very strategic on various levels. Among other things, the Issuer expects Zhongke's software to complement its data set and add a new dimension to its Lending Hub offering for banks and lending institutions.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management's time during the last month of 2020 was spent almost evenly between the preparation to have the Issuer's common shares listed on at least two senior North American stock exchanges and on potential strategic partnerships to significantly enhance the Issuer's Lending Hub offering. The Issuer's management and the Issuer's legal counsel held discussions with Toronto Stock Exchange (TSX) and NASDAQ Capital Market (NASDAQ) officials and worked on the preparation of the disclosure documents required by both the TSX and NASDAQ as prerequisites prior to the Issuer being able to apply to have its common shares listed on the exchanges. The period concluded with the Issuer's management filing an Annual Information Form (AIF) on behalf of the Issuer, which will serve as the Issuer's cornerstone disclosure document to up-list its common shares to the senior exchanges. The Issuer's management expects to submit the Issuer's listing application to both the TSX and NASDAQ prior to the end of the next period.

While the Issuer's management team in Canada spent most of the period on getting the Issuer ready for the TSX and NASDAQ listings, the Issuer's management team in China was focussed on discussions with two potential strategic partners with the ability to bring significant value and a new dimension to the Issuer's Lending Hub ecosystem. The Issuer's management plans to provide more details about the potential partnerships during the next period as the negotiations continue to progress.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

December 2020

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

December 2020

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	180,000	Conversion of $90,000 face value of convertible debentures at $0.50 per share.	N/A
Common shares	6,565,950	Exercise of warrants for a net proceeds of $1,927,725.	Working Capital
Common shares	1,540,000	Surrendering of $770,000 face value of 8% debentures from private placement financing at price of $0.50 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

December 2020

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 8, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	December 2020	YY/MM/D
2021/01/06
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

December 2020